



Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class   123

Holder Account Number

C1234567890   XXX

Please print in ink as shown in this example.



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Form of Proxy - Annual Meeting to be held on June 16, 2004 @ 4:00 PM

Proxies submitted must be received by close of business, on Monday, June 14, 2004.

 **To Vote by Mail**

- Complete, sign and date the reverse hereof and return this Proxy in the envelope provided.

 **To Vote Using the Telephone (Within Canada and U.S.)**

- Call the toll free number listed BELOW from a touch tone telephone. There is **NO CHARGE** for this call.

 **To Vote Using the Internet**

- Go to the following web site address and follow the prompts.
www.computershare.com/ca/proxy

You will need to provide your HOLDER ACCOUNT NUMBER and PROXY ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER C1234567890   **PROXY ACCESS NUMBER 12345**

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Notes to Proxy

1. **Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

6. **Voting by mail** is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.

7. **Voting by mail or by Internet** are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

8. **Instead of mailing this proxy,** you may choose one of the voting methods outlined above to vote this proxy. Have this proxy in hand when you call.

 **To Receive Documents Electronically**

- You can enrol to receive future securityholder communications electronically, after you vote using the Internet. If you **don't** vote on-line, you can still enrol by visiting www.computershare.com - click "Investors" and then "Electronic Shareholder Communications".

THANK YOU

003WXD

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MR SAM SAMPLE

C1234567890

XXX 123

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

I/We being holder(s) of Goldcorp Inc., hereby appoint:
Robert R. McEwen, or failing him R. Gregory Laing, or failing him Brad J. Boland

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and General Meeting of Goldcorp Inc. to be held on June 16, 2004 at 4:00 p.m. and at any adjournment thereof.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. D.R. Beatty	☐	☐	04. J.P. Hutch	☐	☐	07. Dr. D.R.M. Quick	☐	☐
02. R.M. Goldsack	☐	☐	05. B.W. Jones	☐	☐	08. M.L. Stein	☐	☐
03. S.R. Horne	☐	☐	06. R.R. McEwen	☐	☐			

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2. Appointment of Auditors

	For	Withhold
Re-appoint KPMG LLP, Chartered Accountants, as auditor of the Corporation and to authorize the Board of Directors to fix the remuneration of the auditor.	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Day Month Year

Interim Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive interim financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

☐ Mark this box if you would like to receive Quarterly Financial Statements by mail.

Annual Reports

As a registered holder you will receive an annual report. If you **DO NOT** want to receive an annual report, please mark the box. If you do not mark the box, you will continue to receive an annual report.

☐ Mark this box if you **DO NOT** want to receive the Annual Report by mail.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

G G W Q 0 0 1 1 1 1 9 X X 999999999999

003WYD